
NSX National Stock Exchange

COPY


12080228

August 1, 2012

Mr. Brian O'Neill
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 1 Amendment
Exchange Act Rules 6a-2 and -3(a)

Dear Brian:

Pursuant to Rule 6a-2 of the Securities Exchange act of 1934 ("Exchange Act"), enclosed please find one original and two copies of an amendment to National Stock Exchange, Inc.'s Form One along with three copies of Exhibit J to the Exchange's Form One.

Please contact me if you have any questions on the enclosed materials.

Very truly yours



Susan Ameel

Encls.

One Financial Place
440 South LaSalle Street Suite 2600
Chicago Illinois 60605

Phone 312.786.8803
Fax 312.939.7239
www.nsx.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/01/12	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

2012 AUG -7 PM 2:19
RECEIVED

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
   440 South LaSalle, Suite 2600, Chicago, IL 60605
4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Susan Ameel (Name) Chief Regulatory Officer (Title) 201-499-0164 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Megan R. Malone
   National Stock Exchange, Inc.
   440 South LaSalle Street, Suite 2600, Chicago, IL 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/06 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/01/12 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: Susan Ameel (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 1st day of August (Month) 2012 (Year) by [signature] (Notary Public)

My Commission expires 7/8/14 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


OFFICIAL SEAL
PHILIP PINC
Notary Public, State of Illinois
My Commission Expires
July 08, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from July 31, 2011 through August 1, 2012)

Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Paul P. Smith	Vice President, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Philip M. Pinc	Vice President, Chief Legal Officer and Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Exhibit J (cont.)

Officers (cont'd):

Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Assistant Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange
Wendy Chi	Assistant Vice President, Finance and Accounting Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange

Former Officers:

Max Ratchkauskas	Vice President, Software Development Ceased Employment December 30, 2011. Former Employee of the Exchange.
Joseph S. Rizzello	Director and Chief Executive Officer Ceased Employment December 30, 2011. Former Employee of the Exchange.
Jacob T. Mulaikal	Chief Operating Officer and Chief Financial Officer Ceased Employment December 30, 2011. Former Employee of the Exchange.
James C. Yong	Chief Regulatory Officer Ceased Employment December 30, 2011. Former Employee of the Exchange.
John J. McCoy	Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary. Ceased Employment December 30, 2011. Former Employee of the Exchange.

Former Officers (cont'd):

Michael B. Traynor	Senior Vice President, Chief Strategy Officer Ceased Employment December 30, 2011. Former Employee of the Exchange.
David M. Wakefield	Vice President, Business Development Ceased Employment December 30, 2011. Former Employee of the Exchange.
Stephanie Marrin	Assistant Vice President, Regulation Ceased Employment April 2, 2012. Former Employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.

Exhibit J (cont.)

Officers, Directors, Members of Standing Committees
(from July 31, 2011 through August 1, 2012)

Directors:

David F. Harris	Director, Chairman, and Chief Executive Officer. Current term began December 30, 2011 and expires at the Exchange's 2012 Annual Meeting. Current term as Chairman began December 30, 2011. Chief Executive Officer of the Exchange.
Craig Drill	Director. Current term commenced December 30, 2011 and expires at the Exchange's 2012 Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Current term commenced December 30, 2011 and expires at the Exchange's 2012 Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Current term commenced February 10, 2012 and expires at the Exchange's 2012 Annual Meeting. Non-Industry/Independent Director.
Thomas O'Mara	Director. Current term commenced December 30, 2011 and expires at the Exchange's 2012 Annual Meeting. ETP Holder Director.
John Procopion	Director. Current term commenced November 30, 2010 and expires at the Exchange's 2012 Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Current term commenced February 10, 2012 and expires at the Exchange's 2012 Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Current term commenced December 30, 2011 and expires at the Exchange's 2012 Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Current term commenced on March 27, 2012 and expires at the Exchange's 2012 Annual Meeting. Industry Director.

Exhibit J (cont.)

Former Directors:

James M. Anderson	Director & Chairman. Term began September 25, 2008 and expired on December 30, 2011. Former Independent Director.
Mary L. Bender	Director. Term began December 23, 2010 and expired on December 30, 2011. Former Independent Director.
Andrew B. Bernard	Director. Term began September 25, 2008 and expired on December 30, 2011. Former Independent Director.
Michael J.P. Boland	Director. Term began October 28, 2009 and expired on December 30, 2011. Former Independent Director.
Donald L. Calvin	Director. Term began December 23, 2010 and expired on December 30, 2011. Former Independent Director.
Dennis C. Cuneo	Director. Term began October 28, 2009 and expired on December 30, 2011. Former Independent Director.
William K. Goodbody, Jr.	Director. Term began September 25, 2008 and expired on December 30, 2011. Former At Large Director.
Sarah E. Heffron	Director. Term began December 23 2010 and expired on December 30, 2011. Former ETP Holder Director.
Jason FM LaBonte	Director. Term began December 23 2010 and expired on December 30, 2011. Former ETP Holder Director.
Joseph S. Rizzello	Director and Chief Executive Officer. Term expired on December 30, 2011. Former Director and Chief Executive Officer of the Exchange.
Glen Shipway	Director. Term began September 25, 2008 and expired on December 30, 2011. Former Independent Director.
Bruce Garland	Director. Term commenced on August 30, 2011 and expired on December 30, 2011. Former ETP Holder Director.
Patrick Faye	Director. Term commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director.
Edward Provost	Director. Term commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director.

Exhibit J (cont.)
Officers, Directors, Members of Standing Committees
(Members of Standing Committees as of from July 31, 2011 through August 1, 2012)
Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
John Faso, term commenced 2/10/12
Kathleen Hamm, term commenced 2/10/12
Gerald T. Connell, term commenced 6/28/12
Former Members
James M. Anderson, resigned 12/30/11
Michael J.P. Boland, resigned 12/30/11
Donald L. Calvin, resigned 12/30/11
William K. Goodbody, Jr., resigned 12/30/11
Joseph S. Rizzello, resigned 12/30/11

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12
Former Members
James M. Anderson, resigned 12/30/11
Donald L. Calvin, resigned 12/30/11
William K. Goodbody, Jr., resigned 12/30/11
Sarah E. Heffron, resigned 12/30/11

Governance & Nominating Committee
Current Members
John Faso (Chairman), term commenced 2/10/12
David Harris, term commenced 2/10/12
John Procopion, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Former Members
Michael J.P. Boland, resigned 12/30/11
Dennis C. Cuneo, resigned 12/30/11
William K. Goodbody, Jr., resigned 12/30/11
Joseph S. Rizzello, resigned 12/30/11

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), term commenced 12/30/11
John Procopion, term commenced 12/30/11
Jeffery Shaw, term commenced 12/30/11
Former Members
Sarah E. Heffron, resigned 12/30/11

Trading Practices Committee
Committee discontinued.
Former Members
Bruce S. Garland, resigned 12/30/11
Joseph S. Rizzello, resigned 12/30/11

Audit Committee
Current Members
Michael Szymanski (Chairman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Antoine Shagoury, term commenced 2/10/12
Former Members
Glen Shipway, resigned 12/30/11
James M. Anderson, resigned 12/30/11
Mary L. Bender, resigned 12/30/11
Jason FM LaBonte, resigned 12/30/11

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12
Former Members
Mary L. Bender, resigned 12/30/11
James M. Anderson, resigned 12/30/11
Andrew B. Bernard, resigned 12/30/11
Glen Shipway, resigned 12/30/11

Business Conduct Committee
Current Members
Elizabeth H. Baird, term commenced 6/28/12
Richard Y. Roberts, term commenced 6/28/12
Anthony Seisser, term commenced 6/28/12
Former Members
Mary L. Bender, resigned 12/30/11
Steven J. Keltz, resigned 12/30/11
Richard Rosenthal, resigned 12/30/11

Appeals Committee
Current Members
John Procopion (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Former Members
Mary L. Bender, resigned 12/30/11
Michael J.P. Boland, resigned 12/30/11
Dennis C. Cuneo, resigned 12/30/11